United States securities and exchange commission logo





                               August 7, 2023

       Min Jiang
       Chief Executive Officer
       SIPP International Industries, Inc.
       69 Waterfall Blvd, The Ponds
       Sydney, NSW 2769, Australia

                                                        Re: SIPP International
Industries, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 19, 2023
                                                            File No. 333-271830

       Dear Min Jiang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed July 19,
2023

       Cover Page

   1. We note the repetitive new disclosures on the cover page, such as the disclosure about:
                                                        (1) "it is uncertain
when the Administration Provision and the Measures will take effect or if they will take
effect as currently drafted;" and (2) the "translated copy of the current and effective regulations."
Please avoid the repetition of such disclosure on the cover page and clarify the status and
effect of the "currently drafted" Administration Provision and
                                                        Measures.
   2. We note the disclosure on the cover page and elsewhere in your prospectus about your beliefs concerning
authorizations and approvals, such as "[t]he Company does not believe that it is required to
seek authorizations from Chinese authorities" and that "[w]e believe
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SIPP International Industries, Inc.
Comapany
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         that we are not currently required to obtain approval from Chinese authorities" and the
         disclosure on page 14 that "[t]he Material PRC Company has obtained all material Governmental authorizations necessary for its business as described in the
         Prospectus." Please reconcile such disclosure with the disclosure in the: (1) penultimate paragraph on page 29 that "[b]ased on our understanding of the Chinese laws and regulations in effect at the time of this prospectus, we may be required to submit an application to the CSRC for its approval of this offering;'' (2) first paragraph on page 30 that "[a]s such, we will likely be required to file with the CSRC within a reasonable time and before the consummation of this offering; and (3) last sentence on page 31 that
         "[p]ursuant to ... if the registration statement with respect to the Common stock to be sold in this offering does not become effective on a date, as the Securities and Exchange
         Commission may determine, prior to the effectuation of the Trial Administrative
         Measures, or we fail to complete this offering and listing on the Nasdaq Capital Market before September 30, 2023, we will have to file with the CSRC in accordance with the
         Trial Administrative Measures with respect to this offering."

         As requested in comment 8 of our June 6, 2023 letter, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China
         Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC)
         or any other governmental agency that is required to approve your or your subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. If you relied on the advice of counsel in making these determinations, please identify counsel and file their consent. If you did not consult counsel in making these determinations, please explain why you did not obtain the advice of counsel. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
3. If you continue to disclose on the cover page and on page 6 about the translated copy of the current and effective regulations promulgated by the CSRC, the disclosure that the company "does not believe that this offering is contingent upon receipt of approval from the CSRC" and the company "does not believe that it is required to seek authorizations from Chinese authorities," then expand the disclosure about your beliefs to specifically address whether you considered that the WFOE is an operating subsidiary in China. If you relied on the advice of counsel, revise to identify counsel. If you did not rely on advice of counsel, explain why you did not rely on advice of counsel.
4. If you continue to include disclosure in your amendment that now appears on page 14 and
         elsewhere that,    [b]ased on our understanding of the explicit
provisions under PRC
         Laws:" (1) elaborate upon your    understanding    and the basis for
your conclusions; and
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         (2) clarify whether your understanding is limited to the    explicit
 provisions under PRC
         Laws, and if so, why it is appropriate to limit your basis to your understanding of such
            explicit    provisions.
5. We note your disclosure on page 14 and elsewhere that "[s]ubject to any applicable administrative procedures required by PRC Laws, and provided that all required
         Governmental Authorizations have been duly obtained, the due application of the net proceeds to be received by the Company from the issue Common Shares as disclosed in
         the Prospectus under the caption    Use of Proceeds    does not and
immediately after the
         Offering will not contravene any applicable PRC Laws, the articles of association or the business licenses of the Material PRC Company, except for such contravention or default which would not be reasonably expected to have a Material Adverse Effect." Please delete these qualifications and exceptions.
6.       We note your disclosure that    [t]he WFOE structure is not as stable
as some have
         imagined,    that    [t]he senior management and the shareholders of
the domestic company
         play a very important role in the WFOE structure," and that    [o]nce
there are changes to
         such positions involving interests, potential risks of the WFOE structure will appear.
         Elaborate upon what you mean by    as some have imagined    or
alternatively remove such
         disclosure and provide more detailed and clear disclosure regarding the risks facing the company as a result of your holding company structure. In addition, clarify what types of changes may cause certain risks to appear, and include a more detailed discussion of such
            potential risks.    In the alternative, to the extent that the
risks related to your holding
         company structure are already discussed, remove such disclosure
regarding    changes to
         such positions involving interests . . . .
7. We note your response to prior comment 5 with respect to your disclosure regarding risks related to doing business in China. Please continue to ensure that your disclosure does not suggest there are mitigating factors regarding the nature of your relationship with the
         Chinese government, the manner in which you are regulated, or the degree to which your operations could be affected by economic, industrial, or other policies in China. For example, we note you continue to disclose: (1) on the cover page that "[t]here are specific risks related to having operations in China that the Company has been organized to avoid;" (2) on the cover page that "[t]he overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China;" and (3) on the pages 3, 5, and 13 that "based on our current structure, these risks remain immaterial, regardless of the recent statements and regulatory actions by China s government."
Certain Risks and Limitations Related to Doing Business in China, page 7

8. We note your response to prior comment 6 and the Certain Risks and Limitations Related to Doing Business in China section beginning on page 7. Please revise the prospectus summary to include a summary of risk factors that discloses the risks that your corporate structure and being based in or having the majority of the company's operations poses to investors. For each of the risks discussed in the bullet points in the summary of risk
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         factors, include specific cross-references for each risk to the more detailed discussion of
         each of these risks in the prospectus. Also, include in the summary of risk factors the risk concerning your auditor is among those listed by the PCAOB Mainland
China
         Determination. In this regard, we note the disclosure in the risk factor on pages 40-41.
Risk Factors, page 16

9.       Please include risk factors to highlight the following:

             the risks concerning the offering is being conducted on a best-efforts, no minimum basis with no arrangements for funds to be placed in an escrow, trust or similar account. For example, disclose that you may complete the offering even if only a small portion of the total offering is raised and that amount may be substantially less than the total maximum offering amount. Also, disclose what may happen to investor funds not placed in escrow pending closing with respect to that investor if you are voluntarily or involuntarily placed into bankruptcy or receivership prior to that closing;

             the difference between the price per share of the shares of common stock offered in this offering compared to the price per share incurred by Min Jiang to acquire the shares disclosed in the table on page 70. In this regard, we note the disclosure on page 48 that
         "[w]e are offering our common stock at a price per share that is significantly more than the price per share paid by our current stockholders for our common stock;"

             that there is substantial doubt about the company's ability to continue as a going concern. In this regard, we note the disclosure on page 53 and in the financial statements, such as on page F-2; and

             the anti-takeover effects that may be caused by your disparate voting rights. In this regard, we note the disclosure on page 72 about the voting rights of the Series A Preferred
         Stock.
Directors and Executive Officers, page 66

10. We note your response to prior comment 14. Please tell us the size of the operations that you disclose your directors and officers supervise, if the disclosed entity does not file periodic reports with the Commission. In this regard, it remains unclear whether additional disclosure is required in your amendment to comply with the last sentence of
         Item 401(e) of Regulation S-K.
Certain Relationships and Related Transactions, page 71

11. We note your response to prior comment 15. Please disclose the principle followed in determining to issue 100 million shares of common stock of the company to acquire the assets of CIHL, disclose the identity of the persons making the determination and their relationship with the company. If the assets were acquired by CIHL within two years prior to their transfer to the company, also state the cost thereof to CIHL.
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FirstName  LastNameMin    Jiang
SIPP International Industries, Inc.
Comapany
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Plan of Distribution, page 75

12. We note the disclosure in this section that the company "will sell the shares in this offering exclusively through [y]our officers and directors, Min Jiang and Zonghan Wu.
         Tell us, with specificity, the steps that you have taken to determine that your officers and directors have not participated in selling and offering securities for any issuer more than once every 12 months. In this regard, we note the disclosure about best-efforts offerings by SSHT S&T Group Ltd. and Alpine Auto Brokers, Inc. in their recent filings with the
         SEC. Also tell us, with a view to disclosure, why the disclosure in this section does not mention the assumption disclosed on page 5 and elsewhere in your prospectus about
         "Assuming no offer, issuance or sale of the Common Shares has been or will be made directly or indirectly within the PRC." In addition, revise the disclosure on the cover page and in this section and elsewhere, as appropriate, to clarify that you are not offering, issuing or selling common shares within the PRC, if true, as opposed to assuming that you are not offering, issuing or selling common shares in the PRC.
Exhibits

13. We reissue prior comment 21. Exhibit 3.3 is still not a single complete copy of your articles. Instead, it appears to still be a collection of multiple documents.
General

14. We note your response to prior comment 23. Please continue to ensure that the disclosure throughout your filing is consistent and applicable to you. For example, we note that you:
         (1) continue to refer on page 46 to proceeds of $1,350,000, but you refer on page 48 to proceeds of $1,150,000; and (2) continue to disclose on page 47 that your "offering price of $0.01 per share was arbitrarily determined based upon a discount to the current market price." However, you disclose on page 48 that "[w]e are offering our common stock at a price per share that is significantly more than ... the current market price of our common stock;" As further examples, we note the following:

             the disclosure on the cover page about "intends to rely on dividends" and "has made no such distributions to date" is not consistent with disclosure elsewhere in the prospectus, such as the disclosure in the last paragraph on page 14 and the disclosure in the first risk factor on page 22 that "[w]e rely primarily on dividends paid by WFOE for our cash needs." In this regard, it is unclear how you rely primarily on dividends and distributions despite having made no such distributions to date.

             the disclosure in the last paragraph on page 7 about "our officers or directors, many of whom are not residents in the United States" is not consistent with the disclosure in the last paragraph on page 54 that you currently have two officers and directors;

             the disclosure in the second paragraph in the last risk factor on page 22 about material weaknesses is not consistent with the disclosure in the fourth paragraph on page 55 about
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SIPP International Industries, Inc.
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         material weaknesses;

             the disclosure in the last paragraph on page 22 about "a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022" does not appear to be applicable to you;

             the disclosure in the last paragraph on page 22 about "once we cease to be an emerging growth company" does not appear to be applicable to you; and

             the disclosure in the last risk factor on page 33 about the courts of the Cayman Islands does not appear to be applicable to you based on your disclosure in the diagram on page
         2. In this regard, please ensure that that the disclosure about the risks in the Service of
         Process and Enforceability of Civil Liabilities section on page 65 is consistent with the disclosure in the last risk factor on page 33. Also, disclose the name of the officer and director that is based in China.
15. Please update your disclosure throughout your prospectus to the extent appropriate. For example, we note the following:

             update the disclosure on page 21 that "The Ministry of Commerce of
the People   s
         Republic of China (   MOFCOM   ) published a discussion draft of the
proposed Foreign
         Investment law (   Draft Foreign Investment Law   ) in January 2015"
and "The MOFCOM
         is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation;"

             update the disclosure on page 71 in the Certain Relationships and Related Transactions
         section. In this regard, we note the disclosure on page F-26 that "As at March 31, 2023,
         Mr. Zonghan Wu advanced a total of $14,885 ... remains due and payable." In addition, file as an exhibit, if applicable, the written agreement between you and Zonghan
         Wu concerning the advances and disclose the material terms of the agreement.
         Also, revise the disclosure on page 46 to clarify whether you intend to use a portion of the proceeds to repay the amount advanced by Zonghan Wu.
       You may contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.




                                                                Sincerely,
 Min Jiang
SIPP International Industries, Inc.
August 7, 2023
Page 7
FirstName LastNameMin Jiang
                                                   Division of Corporation
Finance
Comapany NameSIPP International Industries, Inc.
                                                   Office of Manufacturing
August 7, 2023 Page 7
cc:       Matthew McMurdo
FirstName LastName